WESTERN SILVER CORPORATION

REPORT OF VOTING RESULTS PURSUANT TO
SECTION 11.3 OF NATIONAL INSTRUMENT 51-102
CONTINUOUS DISCLOSURE OBLIGATIONS

WESTERN SILVER CORPORATION (the “Corporation”) hereby files pursuant to Section 11.3 of National Instrument 51-102, Continuous Disclosure Obligations, a report for each matter voted upon at its special and annual meeting of shareholders held on May 1, 2006 (the “Meeting”).

At the Meeting, the following matters were voted on and approved:

1.	Setting the number of Directors at eight (8) for the ensuing year.

2.	The election of Dale Corman, Thomas Patton, Robert Gayton, Klaus Zeitler, Lawrence Page, David Williams, Brent Kinney and Lee Bilheimer as directors for the ensuing year.

3.	The appointment of PricewaterhouseCoopers, LLP as the auditors of the Corporation, and the authorization of the Directors to fix the remuneration of the auditors.

4.

A special resolution providing for an Arrangement under section 288 of the Business Corporations Act (British Columbia), involving, among other things, the acquisition of all of the shares of the Issuer by Glamis Gold Ltd. ("Glamis") in exchange for common shares of Glamis and for common shares of Western Copper Corporation.

Dated at Vancouver, British Columbia this 1st day of May, 2006.

WESTERN SILVER CORPORATION

“Jeffrey Giesbrecht”

Jeffrey Giesbrecht, Secretary